UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75779 / August 28, 2015

Admin. Proc. File No. 3-16604

In the Matter of

RACE WORLD INTERNATIONAL, INC., AND
WORLDWIDE BIOTECH & PHARMACEUTICAL CO.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Race World International, Inc., or Worldwide Biotech & Pharmaceutical Co. and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge has become the final decision of the Commission with respect to Race World International, Inc., and Worldwide Biotech & Pharmaceutical Co.[2] The order contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Race World International, Inc., and Worldwide Biotech & Pharmaceutical Co. are revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

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[1]   17 C.F.R. § 201.360(d).

[2]   *Biocoral, Inc., GC China Turbine Corp., Race World Int'l, Inc., and Worldwide Biotech & Pharm. Co.,* Initial Decision Release No. 832 (July 16, 2015), 111 SEC Docket 19, 2015 WL 4336124. The stock symbols and Central Index Key numbers are: RCWR and 1415736 for Race World International, Inc.; and WWBP and 95302 for Worldwide Biotech & Pharmaceutical Co.

INITIAL DECISION RELEASE NO. 832
ADMINISTRATIVE PROCEEDING
File No. 3-16604

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BIOCORAL, INC., GC CHINA TURBINE CORP., RACE WORLD INTERNATIONAL, INC., AND WORLDWIDE BIOTECH & PHARMACEUTICAL CO.	INITIAL DECISION OF DEFAULT AS TO TWO RESPONDENTS July 16, 2015

APPEARANCE: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: James E. Grimes, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Respondents Race World International, Inc., and Worldwide Biotech & Pharmaceutical Co. due to their failures to timely file required periodic reports with the Securities and Exchange Commission.[1]

INTRODUCTION

The Commission instituted this proceeding on June 18, 2015, pursuant to Section 12(j) of the Securities Exchange Act of 1934. The Order Instituting Proceedings (OIP) alleges that Respondents each have a class of securities registered with the Commission and are delinquent in their periodic filings. Race World and Worldwide Biotech were served with the OIP on June 19, and their Answers were due June 29. *BioCoral, Inc.*, Admin. Proc. Rulings Release Nos. 2899, 2015 SEC LEXIS 2745 (July 6, 2015); 2891, 2015 SEC LEXIS 2702 (July 1, 2015). On July 1 and 6, I ordered Race World and Worldwide Biotech, respectively, to show cause by July 15 why the registrations of their securities should not be revoked by default due to their failure to file Answers or otherwise defend this proceeding. Also, I warned Race World and Worldwide Biotech that if they failed to respond to the Order to Show Cause, they would be deemed in default, the proceeding would be determined against them, and the registration of their securities

[1] This Initial Decision does not apply to Respondents BioCoral, Inc., and GC China Turbine Corp. BioCoral and the Division of Enforcement are negotiating settlement, as they stated on the record at the July 15 prehearing conference. As to GC China Turbine, the Division is pursuing service in China pursuant to the Hague Convention.

would be revoked. I further notified the parties that a telephonic prehearing conference would be held on July 15.

At the July 15 prehearing conference, the Division of Enforcement appeared, but Race World and Worldwide Biotech did not. To date, Race World and Worldwide Biotech have not filed Answers or responded to the Order to Show Cause.

FINDINGS OF FACT

Race World and Worldwide Biotech are in default for failing to file Answers, appear at the prehearing conference, or otherwise defend the proceeding. *See* OIP at 3; 17 C.F.R. §§ 201.155(a)(1)-(2), .220(f), .221(f). Accordingly, as authorized by Rule of Practice 155(a), I deem the OIP's allegations to be true.

Race World, CIK No. 1415736, is a revoked Nevada corporation located in Weifang, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2011, which reported a net loss of $7,694 for the prior six months. As of June 9, 2015, the company's stock (symbol "RCWR") was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Worldwide Biotech, CIK No. 95302, is a forfeited Delaware corporation located in Xi'an, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2011, which reported a net loss of $298,902 for the prior three months. As of June 9, 2015, the company's stock (symbol "WWBP") was quoted on OTC Link, had two market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to their repeated failures to file timely periodic reports, Race World and Worldwide Biotech failed to heed delinquency letters sent to them by the Commission's Division of Corporation Finance requesting compliance with their periodic filing obligations, or through their failure to maintain a valid address on file with the Commission, did not receive such letters.

CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Scienter is not required to establish violations of Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. *See SEC v. McNulty*, 137 F.3d 732, 740-41 (2d Cir. 1998); *SEC v. Wills*, 472 F. Supp. 1250, 1268 (D.D.C. 1978). By failing to timely file required periodic reports, Race World and Worldwide Biotech violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

SANCTION

Under Exchange Act Section 12(j), the Commission is authorized, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a security or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the issuer of the security has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

Race World and Worldwide Biotech's failures to file required periodic reports are serious because they violate a central provision of the Exchange Act. The purpose of periodic reporting is "to supply investors with current and accurate financial information about an issuer so that they may make sound [investment] decisions." *Id.* at *26. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Race World and Worldwide Biotech's violations are also recurrent in that they repeatedly failed to file periodic reports. *See Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 SEC LEXIS 81, at *20 (Jan. 21, 2009); *Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008). They are culpable because they failed to heed delinquency letters sent to them by the Division of Corporation Finance or, through their failure to maintain a valid address on file with the Commission, did not receive such letters, and they were therefore on notice, even before the OIP issued, of their obligations to file periodic reports. *See China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 SEC LEXIS 3451, at *37 & n.60 (Nov. 4, 2013) (holding that revocation may be warranted even without proof that a respondent was aware of its reporting obligations). Finally, they have not answered the OIP, appeared at the prehearing conference, or otherwise defended the proceeding to address whether they have made any efforts to remedy their past violations, and have made no assurances against further violations.

Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registrations of each class of Race World and Worldwide Biotech's registered securities.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Respondents Race World International, Inc., and Worldwide Biotech & Pharmaceutical Co. are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule of Practice 360. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule of Practice 111. 17 C.F.R. § 201.111(h). If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

This Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

Respondents are notified that they may move to set aside the default in this case. Pursuant to Rule of Practice 155(b), the Commission is authorized, at any time, to set aside a default for good cause, in order to prevent injustice and on such conditions as may be appropriate. 17 C.F.R. § 201.155(b). A motion to set aside a default shall be made within a reasonable time, state the reasons for the failure to appear or defend, and specify the nature of the proposed defense in the proceeding. *Id.*

_____
James E. Grimes
Administrative Law Judge